As filed with the Securities and Exchange Commission on December 23, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

EXCELSIOR LASALLE PROPERTY FUND, INC.
(Name of Subject Company (issuer))
EXCELSIOR LASALLE PROPERTY FUND, INC. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Steven Suss
Chief Financial Officer
Excelsior LaSalle Property Fund, Inc.
225 High Ridge Road
Stamford, CT 06905
(203) 352-4400
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copies to:

Michael L. Zuppone, Esq.
Keith D. Pisani, Esq.
Paul, Hastings, Janofsky & Walker, LLP
75 East 55th Street
New York, New York 10022
(212) 318-6000

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$10,000,000	$393***

*	Calculated as the maximum aggregate purchase price for shares of Class A Common Stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of cash offered by the Company.
***	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.
	☑	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

SCHEDULE TO

Introductory Statement

This Amendment No. 1 to the Tender Offer Statement on Schedule TO is a final amendment, which amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2008 by Excelsior LaSalle Property Fund, Inc. (the “Fund”) in connection with the Fund’s offer to purchase up to $10 million of its Class A common stock, $0.01 par value per share (the “Shares”), on the terms and subject to the conditions described in the Offer to Purchase dated November 21, 2008 and the related attachments thereto (the “Offer”).

In addition to reporting the results of the Fund’s tender offer in accordance with Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, the Fund is filing a revised “Offer to Purchase,” attached hereto as Exhibit (A)(1)(B), to clarify that it will pay for Shares validly tendered and not withdrawn promptly after the expiration of the Offer.

Item 4. Terms of the Transaction.

Paragraph (a) of Item 4 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

“The Offer expired at 12:00 midnight, Eastern Time, on December 19, 2008. Because the Offer was oversubscribed, the Fund accepted, on a pro rata basis and in accordance with the terms of the Offer, approximately 7.24% of each stockholder’s validly tendered Shares. The Fund accepted approximately 81,018 Shares, or approximately 1.97% of the Fund’s outstanding Shares as of December 22, 2008. The Fund will make cash payments of approximately $10,000,000 in the aggregate to purchase the Shares accepted pursuant to the Offer.”

Item 5. Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended Schedule TO is true, complete and correct.

EXCELSIOR LASALLE PROPERTY FUND, INC.

By: /s/ James D. Bowden
Name: James D. Bowden
Title: Chief Executive Officer

Date: December 23, 2008

Exhibit Index

Exhibit
Number	Description
(a)(1)(A)	Form of Cover Letter to the Offer to Purchase and Letter of Transmittal, filed with the SEC on November 21, 2008 (previously filed).

(a)(1)(B)*	The Offer to Purchase, dated November 21, 2008.

(a)(1)(C)	Form of Letter of Transmittal, filed with the SEC on November 21, 2008 (previously filed).

(a)(1)(D)	Form of Notice of Withdrawal, filed with the SEC on November 21, 2008 (previously filed).

(a)(1)(E)	Form of Letter from the Fund to Stockholders in connection with the Fund’s acceptance of tenders of Common Stock, filed with the SEC on November 21, 2008 (previously filed).

(a)(2)	The Fund’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 7, 2008 (incorporated herein by reference).

(a)(3)	The Fund’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the SEC on November 7, 2008 (incorporated herein by reference).

(b)(1)	Amended and Restated Credit Agreement, dated as of February 21, 2007, by and among the Fund, the lenders party thereto and PNC Bank National Association (incorporated by reference to Exhibit 10.1 to the Fund’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008).

(b)(2)	Lender Joinder and Assumption Agreement, dated as of July 27, 2007, by and among Bank of America, N.A., PNC Bank, National Association and the Fund (incorporated by reference to Exhibit 10.2 to the Fund’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008).

* Filed herewith.